UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated December 20, 2024 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, December 20, 2024 Comisión Nacional de Valores

RE.: Information regarding a relevant fact published on January 16th, 2023, related to a fine imposed by the Secretary of Commerce pursuant to Sections 1 and 3, paragraphs d) and h) of Law No. 27,442 and Section 46 paragraph b) of Law No. 25,156.

Dear Sirs,

I am writing to you in my capacity as attorney-in-fact of  Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), following up on the relevant fact published on January 16th, 2023.

In this regard, we inform that today the Company was notified of the resolution issued by the Second Chamber of the Federal Civil and Commercial Court, which in docket “ARTE RADIOTELEVISIVO ARGENTINO SA Y OTRO c/ ESTADO NACIONAL MINISTERIO DE ECONOMIA SECRETARIA DE COMERCIO CNDC s/APEL RESOL COMISION NAC DEFENSA DE LA COMPET.” (Expte. No. 7331/2023) decided to uphold the judicial appeals filed by Arte Radiotelevisivo Argentino S.A. and by Telecom Argentina against Resolution No. 8/23 of the Secretary of Commerce and to declare the proceedings null and void, thereby nullifying the fine previously imposed.

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	December 20, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations